UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES STARTING NEW PRODUCTION AT KORSHUNOV MINING PLANT

Zheleznogorsk-Ilimsky, Russia – June 24, 2009 – Mechel OAO (NYSE: MTL),one of
the leading mining and metals companies, announces starting production for repair of type 2 BC-105 dump cars at its Korshunov Mining Plant OAO subsidiary and obtaining a permit for the repaired dump cars to be used at railways of
Russia.
To establish the production reconstruction of repairs and mechanics shop was performed, high technology equipment was purchased, and the staff of all services and units involved in process technology was additionally trained.
Capital investments in the new production amounted to more than 42 million rubles and 34 new occupations were provided extra.
All activities to start new production including process technology and specifications-supplied unique equipment development as well as construction and erection works were performed in-house without involvement of design companies and contractors allowing for costs minimization.
The production to perform capital and depot service repairs of type 2 BC dump cars of carrying capacity of 105 tons used at the plant for ore transportation from Rudnogorsky and Tatyaninsky mines along railways of Russia.
Previously dump cars repairs were performed at special institutions in the city of Irkutsk. New production will allow Korshunov Mining Plant to make savings from cars transportation to repairs location in the amount up to 5.5 million rubles per year.
Repairs and electromechanics shop of Korshunov Mining Plant has successfully completed testing for professionalism and qualifications of the staff and availability of all required equipment and detection tools for repairs at the plant to obtain the permit for repairs works. Therefore, inspecting authorities have confirmed full compliance with process technology and safety regulations of
Russian Railways JSC.
Capacity of new production provides for Korshunov Mining Plant annual needs for type 2 BC dump cars repairs of 180 dump cars per year.
“Starting this production in line with crisis management program implementation allows for significant optimization of our production costs. We are proud of our staff that is able to prove their highest professional level not only at the enterprise but on the national scale as well. Currently Korshunov Mining Plant is the only non-dedicated Russian enterprise authorized by Russian Railways JSC to perform dump cars repairs and use them along all Russian railways”, Mechel
OAO Senior Vice President Vladimir Polin commented.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 24, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO